SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Homex Development Corp.

(Translation of registrant’s name into English)

Andador Javier Mina 891-B

Colonia Centro Sinaloa

80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                               No ☒

If  “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                           .

This report consists of a press release made by Homex Development Corp. in accordance with the regulations of the Mexican Stock Exchange to announce that the over-allotment option granted by the Company to the Mexican and international underwriters in connection with its recent initial public stock offering was exercised in full.  Attached hereto is a copy of the press release dated July 12, 2004.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Homex Development Corp.

	By:	/s/	Cleofas Hinojosa Saenz
	Name:		Cleofas Hinojosa Saenz
	Title:		Chief Financial Officer

Date: July 16, 2004